Exhibit 99.3
GIGAMEDIA LIMITED
CONSOLIDATED FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2009 AND 2010 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
GigaMedia Limited
We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
GHP Horwath, P.C. is an independent member firm of Crowe Horwath International, a Swiss verein. Each member firm of Crowe Horwath International is a separate and independent legal entity.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include Infocomm Asia Holdings Pte. Ltd. (“IAHGames”). The Company acquired a controlling financial interest in IAHGames and began to consolidate this business in July 2010. Management determined that it was not possible to conduct an assessment of IAHGames’ internal control over financial reporting in the period between the date of consummation and the date of management’s assessment. IAHGames’ total assets, total revenues and net loss included in the consolidated financial statements of the Company as of and for the year ended December 31, 2010, were approximately $42.8 million, $5.9 million and $16.0 million, respectively. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of IAHGames.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. One of the Company’s business units is an online gaming business in the Peoples Republic of China (“T2CN Holding Limited (“T2CN”) and its related entities). As discussed in Note 5 to the consolidated financial statements, as a result of a dispute with T2CN’s former chief executive officer, which arose in July 2010, the Company has been prevented from obtaining and currently does not have access to the assets and financial information of T2CN and its related entities. Therefore, the Company has effectively lost control over a majority of T2CN’s assets and its financial reporting process. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting states that this matter indicates a material weakness in the Company’s internal control over financial reporting related to the structuring and monitoring of this investment. The Company did not have adequate controls in place to address risks related to usurpation of established policies, procedures and control systems, which resulted in a significant loss to the Company.
This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company’s consolidated financial statements and does not affect our report on such consolidated financial statements.
In our opinion, because of the effects of the material weakness identified above on the achievement of the objectives of the control criteria, the Company did not maintain effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the consolidated financial statements, during 2009, the provisions of new accounting standards relating to business combinations and noncontrolling interests were adopted.
/s/ GHP HORWATH, P.C.
Denver, Colorado
May 27, 2011

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2010
(in thousands)

	December 31
	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 11)	$55,566	$70,989
Marketable securities-current (Note 12)	3,486	3,553
Accounts receivable-net (Note 13)	4,228	9,506
Prepaid expenses	1,204	1,996
Restricted cash (Note 17)	932	5,000
Assets held for sale-current (Note 6)	35,444	—
Other current assets (Notes 14 and 25)	3,979	2,044

Total Current Assets	104,839	93,088

Marketable securities-noncurrent (Note 15)	18,356	33,389

Investments (Note 16)	3,477	66,774

Retained ownership of gaming software and service business (Note 6)	25,951	—

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,171	1,286
Information and communication equipment	6,928	5,892
Office furniture and fixtures	915	907
Leasehold improvements	2,643	2,133
Other	148	1,073

	11,805	11,291
Less: Accumulated depreciation	(5,816)	(5,990)

	5,989	5,301

GOODWILL (Note 7)	44,417	39,493

INTANGIBLE ASSETS-NET (Note 8)	18,924	19,769

ASSETS HELD FOR SALE-NONCURRENT (Note 6)	31,301	—

OTHER ASSETS
Refundable deposits	1,079	2,163
Prepaid licensing and royalty fees (Notes 9 and 27)	5,557	4,214
Other (Note 25 and 26)	291	3,398

Total Other Assets	6,927	9,775

TOTAL ASSETS	$260,181	$267,589

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS-(Continued)
December 31, 2009 and 2010
(in thousands)

	December 31
	2009	2010
LIABILITIES & EQUITY
CURRENT LIABILITIES
Accounts payable	$591	$4,305
Accrued compensation	2,814	4,239
Accrued expenses (Note 18)	6,719	10,986
Short-term borrowings (Notes 17 and 26)	22,503	12,413
Liabilities held for sale-current (Note 6)	26,458	—
Other current liabilities (Notes 19 and 25)	13,244	11,350

Total Current Liabilities	72,329	43,293

OTHER LIABILITIES
Accrued pension liabilities (Note 20)	83	44
Liabilities held for sale-noncurrent (Note 6)	1,360	—
Other (Note 21 and 25)	49	7,686

Total Other Liabilities	1,492	7,730

Total Liabilities	73,821	51,023

COMMITMENTS AND CONTINGENCIES (Notes 27 and 28)	—	—

SUBSIDIARY PREFERRED SHARES (Note 22) Par value $1, redeemable; convertible; issued and outstanding 2,018 thousand shares on December 31, 2010	—	1,465

EQUITY (Note 23)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 54,995 thousand and 56,263 thousand shares on December 31, 2009 and 2010	304,379	309,332
Accumulated deficit	(94,389)	(91,739)
Accumulated other comprehensive loss	(25,245)	(72)

Total GigaMedia shareholders’ equity	184,745	217,521

Noncontrolling interest	1,615	(2,420)

Total Equity	186,360	215,101

TOTAL LIABILITIES AND EQUITY	$260,181	$267,589

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2009 and 2010
(in thousands except for earnings per share amounts)

	2008	2009	2010
OPERATING REVENUES
Gaming software and service revenues	$144,765	$112,694	$25,820
Asian online game and service revenues	45,604	46,887	38,862

Total	190,369	159,581	64,682

OPERATING COSTS
Cost of gaming software and service revenues	(22,770)	(20,102)	(4,010)
Cost of Asian online game and service revenues	(12,404)	(16,785)	(17,103)

	(35,174)	(36,887)	(21,113)

GROSS PROFIT	155,195	122,694	43,569

OPERATING EXPENSES
Product development and engineering expenses	(13,455)	(14,195)	(7,301)
Selling and marketing expenses	(74,173)	(79,421)	(21,589)
General and administrative expenses	(25,035)	(29,692)	(31,780)
Bad debt expenses (Notes 13 and 14)	(2,905)	(1,092)	(1,639)
Impairment loss on property, plant and equipment (Note 10)	—	(1,250)	(278)
Impairment loss on goodwill (Note 10)	—	(14,103)	(2,255)
Impairment loss on prepaid licensing fees and intangible assets (Note 10)	(1,524)	(23,002)	(2,200)
Impairment loss on deconsolidation of T2CN (Note 5 and 10)	—	—	(22,234)
Other	—	—	(1,989)

	(117,092)	(162,755)	(91,265)

INCOME (LOSS) FROM OPERATIONS	38,103	(40,061)	(47,696)

NON-OPERATING INCOME (EXPENSES)
Interest income	1,460	432	956
Gain on sales of marketable securities	373	—	—
Interest expense	(976)	(390)	(370)
Foreign exchange (loss) gain	240	168	(606)
Loss on disposal of property, plant and equipment	(253)	(31)	(125)
Loss on equity method investments — net	(3,010)	(87)	(20,770)
Impairment loss on marketable securities and investments (Note 10)	—	(15,743)	(4,677)
Gain on deconsolidation of the gaming software and service business (Note 6)	—	—	79,140
Gain on fair value changes of warrant derivative (Note 10)	—	—	2,595
Other	842	127	221

	(1,324)	(15,524)	56,364

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	36,779	(55,585)	8,668
INCOME TAX EXPENSE (Note 25)	(1,069)	(517)	(7,260)

INCOME (LOSS) FROM CONTINUING OPERATIONS	35,710	(56,102)	1,408
INCOME (LOSS) FROM DISCONTINUED OPERATIONS — NET OF TAX (Note 6)	9,435	222	(128)

NET INCOME (LOSS)	45,145	(55,880)	1,280
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	(757)	6,795	1,370

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$44,388	$(49,085)	$2,650

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations — net of tax	$34,953	$(49,307)	$2,778
Income (loss) from discontinued operations — net of tax	9,435	222	(128)

	$44,388	$(49,085)	$2,650

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Income (loss) from continuing operations	$0.65	$(0.90)	$0.05
Income from discontinued operations	0.17	—	—

Net income (loss)	$0.82	$(0.90)	$0.05

Diluted:
Income (loss) from continuing operations	$0.58	$(0.90)	$0.04
Income from discontinued operations	0.16	—	—

Net income (loss)	$0.74	$(0.90)	$0.04

WEIGHTED AVERAGE SHARES USED TO COMPUTE NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	54,110	54,524	55,834

Diluted	60,152	54,524	59,291

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2008, 2009 and 2010
(in thousands)

	2008	2009	2010
NET INCOME (LOSS)	$45,145	$(55,880)	$1,280

OTHER COMPREHENSIVE INCOME-NET OF TAX:
Unrealized gain (loss) on marketable securities	(282)	67	21,789
Defined benefit pension plan adjustment	95	(68)	31
Foreign currency translation adjustments	893	1,003	4,756
Deconsolidation of T2CN	—	—	(1,311)

	706	1,002	25,265

COMPREHENSIVE INCOME (LOSS)	45,851	(54,878)	26,545
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	(1,288)	6,809	1,278

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$44,563	$(48,069)	$27,823

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2008, 2009 and 2010
(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares			Accumulated other
	and additional paid-in capital		Accumulated	comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 23)	income (loss)	interest	Total
Balance as of January 1, 2008	53,700	$296,793	$(89,692)	$(26,436)	$9,810	$190,475
Issuance of common shares from exercise of stock options and RSUs	665	495	—	—	—	495
Stock-based compensation	—	2,733	—	—	79	2,812
Purchase of T2CN common shares from noncontrolling interest and T2CN buy back and cancellation of its common shares	—	—	—	—	(2,257)	(2,257)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(300)	(300)
Net income	—	—	44,388	—	757	45,145
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	(282)	—	(282)
Defined benefit pension plan adjustment	—	—	—	95	—	95
Foreign currency translation adjustments	—	—	—	362	531	893

Total comprehensive income	—	—	—	—	—	45,851

Balance as of December 31, 2008	54,365	300,021	(45,304)	(26,261)	8,620	237,076
Issuance of common shares from exercise of stock options and RSUs	630	1,320	—	—	—	1,320
Stock-based compensation	—	3,150	—	—	127	3,277
Purchase of T2CN common shares from noncontrolling interest	—	(112)	—	—	(173)	(285)
Cash dividend to noncontrolling interest shareholders of variable interest entity	—	—	—	—	(150)	(150)
Net loss	—	—	(49,085)	—	(6,795)	(55,880)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	67	—	67
Defined benefit pension plan adjustment	—	—	—	(68)	—	(68)
Foreign currency translation adjustments	—	—	—	1,017	(14)	1,003

Total comprehensive loss	—	—	—	—	—	(54,878)

Balance as of December 31, 2009	54,995	304,379	(94,389)	(25,245)	1,615	186,360
Issuance of common shares from exercise of stock options and RSUs	402	174	—	—	—	174
Stock-based compensation	—	2,961	—	—	53	3,014
Acquisition of IAHGames (Note 4)	866	2,192	—	—	1,192	3,384
Acquisition of UIM (Note 3)	—	178	—	—	(578)	(400)
Deconsolidation of T2CN (Note 5)	—	(552)	—	—	(3,276)	(3,828)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(148)	(148)
Net income	—	—	2,650	—	(1,370)	1,280
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	21,789	—	21,789
Defined benefit pension plan adjustment	—	—	—	31	—	31
Foreign currency translation adjustments	—	—	—	4,744	12	4,756
Deconsolidation of T2CN (Note 5)	—	—	—	(1,391)	80	(1,311)

Total comprehensive income	—	—	—	—	—	26,545

Balance as of December 31, 2010	56,263	$309,332	$(91,739)	$(72)	$(2,420)	$215,101

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2009 and 2010
(in thousands)

	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$45,145	$(55,880)	$1,280
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,031	4,358	2,092
Amortization	4,342	5,219	2,779
Stock-based compensation	2,780	3,277	3,014
Gain on deconsolidation of gaming software and service business	—	—	(79,140)
Impairment loss on property, plant and equipment	—	1,250	278
Impairment loss on goodwill	—	14,103	2,255
Impairment loss on prepaid licensing fees and intangible assets	1,524	23,002	2,200
Provision for bad debt expenses	2,953	1,092	1,639
Gain on divestiture of business	(11,014)	—	—
Loss on disposal of property, plant and equipment	282	31	125
Gain on sale of marketable securities	(400)	—	—
Loss on equity method investments	3,010	87	20,770
Impairment loss on marketable securities and investments	—	15,743	4,677
Impairment loss on deconsolidation of T2CN	—	—	22,234
Gain on fair value changes of warrant derivative	—	—	(2,595)
Other	300	25	(125)
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	465	(5,015)	3,263
Prepaid expenses	(4,373)	1,061	(2,992)
Other current assets	(2,304)	(553)	2,215
Accounts payable	33	(298)	1,867
Accrued expenses	2,326	2,243	3,519
Accrued compensation	(2,057)	386	1,667
Player account balances	5,691	2,187	229
Other current liabilities	336	1,500	4,568
Accrued pension liabilities	(167)	(25)	(39)
Prepaid licensing and royalty fees	(4,685)	(4,216)	(3,855)
Other	2,532	(941)	(847)

Net cash provided by (used in) operating activities	50,750	8,636	(8,922)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	4,122	187	(4,068)
Cash dividends received from equity method investees	—	—	945
Proceeds from disposal of marketable securities	25,095	—	—
Divestiture of business, net of cash transferred	16,471	1,006	—
Purchase of property, plant and equipment	(8,814)	(5,761)	(3,784)
Proceeds from disposal of property, plant and equipment	35	17	119
Proceeds from disposal of gaming software and service business, net of transaction costs	—	—	85,669
Purchase of marketable securities	(24,746)	(7,052)	(1,500)
Purchase of investments	(190)	(2,612)	(5,261)
Purchase of intangible assets	(7,509)	(8,807)	(2,317)
Acquisitions, net of cash acquired	(4,642)	(285)	(5,831)
Advances to equity investees	—	(637)	(13,804)
Decrease (increase) in refundable deposits	(5,862)	1,986	(146)
Other	(380)	(120)	—

Net cash (used in) provided by investing activities	(6,420)	(22,078)	50,022

(Continued)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
For the Years Ended December 31, 2008, 2009 and 2010
(in thousands)

	2008	2009	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) short-term borrowings	(18,058)	7,261	(12,543)
Cash received from the exercise of stock options	495	1,320	174
Cash dividend to noncontrolling shareholders of variable interest entity	(300)	(150)	—
Other	(13)	(5)	5

Net cash (used in) provided by financing activities	(17,876)	8,426	(12,364)

Exchange difference	936	(356)	(410)

Cash balance included in assets held for sale and retained ownership of gaming software and service business	—	(35,015)	—

Deconsolidation of T2CN	—	—	(12,903)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	27,390	(40,387)	15,423
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	68,563	95,953	55,566

CASH AND CASH EQUIVALENTS AT END OF YEAR	$95,953	$55,566	$70,989

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$1,008	$388	$313

Income tax paid during the year	$1,412	$1,230	$3,799

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$(282)	$67	$21,789

Issuance of common shares for acquisition	$—	$—	$2,192

Divestiture of business — consideration receivable	$1,006	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

NOTE 1.	BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Business Overview
GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a provider of online entertainment software and services, with headquarters in Taipei, Taiwan.
We conduct our online entertainment business in two business segments: the gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and the Asian online game and service business, which develops a wide range of online games for the Asian and worldwide market.
The gaming software and service business develops and licenses online poker and casino gaming software solutions and application services, primarily targeting continental European markets. As a software developer and support service provider, we offer software solutions for online gaming, which we license under a software license and support service contract. In April 2010, we sold a 60 percent interest in our online gaming software and service business to Mangas Gaming S.A.S, a French Corporation, now renamed as BetClic Everest Group (“BetClic”). (See Note 6, “Divestitures”, for additional information).
The Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.
(b) Basis of Presentation
In September 2008, we sold the remaining portion of our legacy Internet access and service business (See Note 6, “Divestitures”, for additional information). The Internet access and service business has been accounted for as a discontinued operation under accounting principles generally accepted in the United States of America (“GAAP”) and, therefore, the results of operations of the Internet access and service business have been removed

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
from our Company’s results of continuing operations for all periods presented.
As a result of the definitive agreement entered into with BetClic in December 2009, 60 percent of substantially all of the operating assets of our gaming software and service business, including certain liabilities associated with these assets, are presented as held for sale as of December 31, 2009. The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the disposal transaction. After the sale transaction was completed in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining 40 percent interest under the equity method of accounting. (See Note 6, “Divestitures”, for additional information).
Principles of Consolidation
The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned, majority-owned and majority-controlled subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities (“VIE”), as defined by the Financial Accounting Standards Board (“FASB”), are included in the Consolidated Financial Statements. (Please refer to Note 3, “Variable-Interest Entities”). The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.
Foreign Currency Translation
The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
included in other income and expenses. Cumulative translation adjustments as of December 31, 2008, 2009 and 2010 were ($26.9) million, ($25.9) million, and ($22.6) million, respectively.
(c) Summary of significant accounting policies
Use of Estimates
The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Revenue Recognition
General
Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.
We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis in our Consolidated Financial Statements.
Multiple-Element Arrangements
Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.
In addition to the aforementioned general policies, the following are the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

specific revenue recognition policies for each major category of revenue.
Gaming Software and Service Revenues
Prior to our sale of a 60 percent interest in our online gaming software and service business in April 2010, gaming software and service revenues were related to software products we developed and licensed and support services we provided for online real-money gaming solutions and applications.
The results of a software licensee of our Company, Ultra Internet Media, S.A. (“UIM”) had been incorporated into our Consolidated Financial Statements as UIM met the criteria of a VIE as defined by the FASB Accounting Standards Codification. UIM and GigaMedia were separately owned. (See Note 3, “Variable-Interest Entities”, for additional information). Our software licensing and support service revenues were based upon a percentage of gross receipts generated by UIM’s online gaming operations, and were recognized monthly. Software licensing and support service revenues we received from providing such services to UIM had been eliminated in consolidation.
UIM generated revenues by providing and promoting online games of skill and chance that were available on its free download gaming software. We considered multiple-element revenue arrangements involving UIM’s provision of software and software-related elements to customers. UIM’s online gaming service was inseparable from the software element involved and UIM did not sell each element separately. UIM’s online gaming service did not involve significant production, modification, or customization of the gaming software. Revenues derived from UIM’s online gaming software platform were recognized at the time games were played and were net of player winnings. Transaction fee revenues derived from UIM’s online multi-player poker platform were recognized as services were provided.
Asian Online Game and Service Revenues
Asian Online game and service revenues are related to our Asian online game and service business that operates play-for-fun games online to

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
players across Asia.
Online game revenues are earned through the sale of online game points, pre-paid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end users’ activation to the game system and when the performance obligations have been completed.
We report sales of virtual online game points on a gross basis. In the sales of virtual online game points, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.
Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Revenue Included within Discontinued Operations
For 2008, 2009 and 2010, a portion of our Company’s revenue was generated from our Internet access and service business. We disposed of the remaining portion of our Internet access and service business in September 2008, and as a result, have classified the income from these revenue-generating activities as part of discontinued operations. (See Note 6, “Divestitures”, for additional information).
Our Internet access and service business revenues were recorded net of discounts and net of fees paid to cable companies, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in our Consolidated Balance Sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.
Player Account Balances
Player account balances were related to player deposits from our gaming software and service business. Player account balances were presented as current liabilities, which were first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. (See Note 6, “Divestitures”, for additional information).
Deferred Revenues
Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our Asian online game and service business.
Operating Costs
Operating costs primarily consist of processing costs, online game royalties, bandwidth, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs, depreciation, maintenance and other overhead expenses directly

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
attributable to our online games.
Prepaid Licensing and Royalty Fees
Our Company, through our subsidiaries (including VIE subsidiaries), routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing of multi-player online games.
Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.
Prepaid royalty fees and related costs are initially deferred when paid to licensors and recognized as operating costs in the period in which the related online game revenue is recognized.
Fair Value Measurements
Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 10, “Fair Value Measurements”, for additional information).
Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they

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present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.
Marketable Securities
All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.
Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Operations. (See Note 10, “Fair Value Measurements”, for additional information).
Investments
Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.
Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our Consolidated Financial Statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.
Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 10, “Fair Value Measurements”, for additional information).
Allowance for Doubtful Accounts
An allowance for doubtful accounts is provided based on an evaluation of the collectability of accounts receivable, and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, for loans receivable. We review the collectability of loans receivable on an individual basis and the evaluation primarily consists of an analysis based upon current information available about the borrower.
For those accounts in which a loss is probable, we record a specific reserve. Receivable losses are charged against the allowance when the Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to categories as follows:

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5
Leasehold improvements are depreciated over the life of the lease or the economic useful life of the assets, whichever is shorter. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.
In September 2008, we entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September 2010, and which expire no later than September 2013. As of December 31, 2009 and 2010, the carrying amount of the land and buildings under lease was $1.2 million and $1.3 million, respectively. The rental income under the operating lease amounted to $21 thousand, $50 thousand and $41 thousand for 2008, 2009 and 2010, respectively. The minimum rental income to be received under this operating lease is $204 thousand through September 2013.
Acquisitions
Before January 1, 2009, our Company accounted for its business acquisitions using the purchase method as required by the FASB. Under the purchase method, the acquiring company allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, including intangible assets that could be identified. The purchase price in excess of the fair value of the net assets and liabilities identified was recorded as goodwill. Business acquisitions that our Company enters into after January 1, 2009 are being accounted for in accordance with the new accounting guidance issued by the FASB using the acquisition method. Under the new accounting guidance, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any

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noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs will be generally expensed as incurred.
Intangible Assets and Goodwill
Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.
Impairment of Intangible Assets, Goodwill and Long-Lived Assets
Potential impairment of intangible assets with indefinite useful lives is evaluated, at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations.
Potential impairment of goodwill is tested annually, or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics.
Potential impairment of long-lived assets other than goodwill and intangible assets not being amortized, is evaluated, at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
recognized as a loss from operations. (See Note 10, “Fair Value Measurements”, for additional information).
Software Cost
Costs to develop our gaming software and Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from three to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.
We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which range from three to five years.
Product Development and Engineering
Product development and engineering expenses primarily consist of research compensation, depreciation, and amortization, and are expensed as incurred.
Advertising
Direct-response advertising costs incurred related to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized in the Consolidated Statements of Operations over the estimated lives of customer relationships. Costs of communicating

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred. Subsequent to the sale of a 60 percent interest in our online gaming and software service business in April 2010, deferred costs related to advertising have not been significant.
Advertising expenses incurred in 2008, 2009 and 2010 totaled $60.1 million, $63.6 million and $12.7 million, respectively (including $42 thousand, $0, and $0 reported in discontinued operations in 2008, 2009 and 2010, respectively). As of December 31, 2009 and 2010, prepaid advertising amounted to $6.8 million (of which $6.8 million is included in assets held for sale and retained ownership of gaming software and service business, see Note 6, “Divestiture”, for additional information) and $20 thousand, respectively.
Leases
Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Operations on a straight-line basis over the lease periods.
Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.
Share-Based Compensation
Share-based compensation represents the cost related to share-based

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statement of Operations based on the employees’ respective function.
For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.
Retirement Plan and Net Periodic Pension Cost
Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Balance Sheets.
Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) is recorded as a component of equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, changes in unrealized holding gains and losses on marketable securities, and unrecognized actuarial gains or losses related to our defined benefit pension plan.
Accounting for Income Taxes

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investments using the flow-through method. Net operating loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.
In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income taxes expenses in the Consolidated Financial Statements.
Earnings Per Share
Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of diluted securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share as the inclusion of

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potential common shares would be antidilutive. Therefore, for the year ended December 31, 2009, basic and diluted earnings per share are the same.
Noncontrolling Interest
We adopted the new accounting guidance issued by the FASB for noncontrolling interest on January 1, 2009. This guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary, and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As a result, we have retrospectively applied the presentation and disclosure requirements of the new standard and adjusted prior periods for comparative purposes as required. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.
Recent Accounting Pronouncements
In December 2010, the FASB issued updated guidance that modifies the goodwill impairment test. Goodwill is tested for impairment using a two-step process. The first step is to identify potential impairments by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step is performed to measure the amount of impairment, if any. The second step is to determine the implied fair value of the reporting unit’s goodwill, measured in the same manner as goodwill is recognized in a business combination, and compare the implied fair value with the carrying amount of the goodwill. If the carrying amount exceeds the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized in an amount equal to that excess.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The updated guidance requires that, if the carrying amount of a reporting unit becomes zero or negative, the second step of the impairment test must be performed when it is more likely than not that a goodwill impairment loss exists. In considering whether it is more likely than not that an impairment loss exists, a company is required to evaluate qualitative factors, including the factors presented in existing guidance that trigger an interim impairment test of goodwill (e.g., a significant adverse change in business climate or an anticipated sale of a reporting unit). The provisions of the guidance were effective for annual reporting periods beginning after December 15, 2010. The adoption is not expected to have a material impact on our Consolidated Financial Statements.
In January 2010, the FASB issued additional disclosure requirements for fair value measurements. In accordance with the new guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. These additional requirements became effective for our Company on January 1, 2010. These amendments did not have a material impact on our Consolidated Financial Statements; however they required additional disclosures. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments; however, changes relating to Level 3 instruments will not be effective for our Company until reporting periods beginning after December 31, 2010. These disclosures are not expected to have a material impact on our Consolidated Financial Statements.
In October 2009, the FASB issued amended revenue recognition guidance for arrangements with multiple deliverables. The new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor-specific objective evidence (VSOE), vendor objective evidence (VOE) or third-party evidence (TPE) is unavailable. The changes will be effective for our Company on January 1, 2011. Management

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is in the process of determining the impact that the adoption of this guidance will have on our Consolidated Financial Statements.
In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product’s essential functionality will be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that our Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph. The changes will be effective for our Company on January 1, 2011. Management is in the process of determining the impact that the adoption of this guidance will have on our Consolidated Financial Statements.

NOTE 2.	EARNINGS PER SHARE
The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2008	2009	2010
Weighted average number of outstanding shares
Basic	54,110	54,524	55,834
Effect of dilutive securities Employee share-based compensation	6,042	—	3,457

Diluted	60,152	54,524	59,291

Options to purchase 5,115 thousand shares of common stock were not included in dilutive securities for the year ended December 31, 2009, as the effect would be anti-dilutive.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 3. VARIABLE-INTEREST ENTITIES
UIM
Through the date of sale to BetClic in April 2010, our Company had a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allowed us to charge UIM a percentage of its gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varied depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were the primary beneficiary of UIM. As a result of such determination, we had incorporated the results of UIM into our Consolidated Financial Statements, even though we did not own any of UIM’s equity. In connection with the sale to BetClic, we purchased 100 percent of the ownership in UIM from its shareholders for $400 thousand and adjusted additional paid in capital and noncontrolling interest by approximately $178 thousand and ($578) thousand, respectively.
The net assets (liabilities), total assets and total liabilities of UIM were approximately $(932) thousand, $82.9 million and $83.8 million, respectively, as of December 31, 2009. For the years ended December 31, 2008 and 2009, and the period from January to March 2010, total revenue and net income (loss) of UIM were as follows:

(in US$ thousands)	2008	2009	2010
Total revenue	$144,765	$112,694	$25,820

Net (loss) income	$(206)	$(1,226)	$1,514

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
T2CN Holding Limited (“T2CN”)
Pursuant to various agreements entered into between T2CN, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally had control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and was considered the primary beneficiary of T2 Entertainment and T2 Advertisement through July 1, 2010. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for our participation in online game and related advertisement services in the People’s Republic of China (“PRC”). Accordingly, from the date that we consolidated T2CN through July 1, 2010, the results of T2 Entertainment and T2 Advertisement were included in the accompanying Consolidated Financial Statements.
T2CN also entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity owners of Jinyou. The agreements provided for T2CN to obtain conditional effective and enforceable clauses upon acquiring an Internet Content Provider (“ICP”) license by Jinyou. Jinyou was established to hold the necessary licenses for our participation in online games in the PRC. In September 2008, Jinyou acquired the ICP license and the above agreements became effective. T2CN generally had control and the risks and rewards of ownership of Jinyou and was considered the primary beneficiary of Jinyou through July 1, 2010. Accordingly, the results of Jinyou were included in the accompanying Consolidated Financial Statements starting from September 2008 through July 1, 2010.
As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, we have been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we effectively lost control over T2CN’s financial reporting process. Therefore, we deconsolidated T2CN’s results with effect from July 1, 2010. As a result, we also ceased treating T2 Entertainment, T2 Advertisement and Jinyou as our variable-interest entities. (See Note 5, “Deconsolidation”, for additional information).

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The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $1.6 million, $18.2 million and $16.6 million, respectively, as of December 31, 2009, and $2.5 million, $20.9 million and $18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the years ended December 31, 2008, 2009 and the period from January to June 2010, total revenue and net income (loss) in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our consolidated financial statements were as follows:

(in US$ thousands)	2008	2009	2010
Total revenues	$20,312	$18,673	$10,126

Net income (loss)	$1,571	$(2,990)	$834

NOTE 4. ACQUISITIONS
In July 2010, we began consolidating Infocomm Asia Holdings Pte. Ltd. (‘IAHGames”), an online game operator, publisher and distributor in Southeast Asia. We acquired IAHGames in order to enhance our position in the online game market in Southeast Asia and strengthen our online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.
As of December 31, 2010, we owned 7,191,111 preferred shares of IAHGames, which represents a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames. The preferred shares (Series A) are convertible into ordinary shares of IAHGames at a conversion rate of 10 Series A shares for 1 ordinary share. The preferred shares (Series B) are convertible into ordinary shares of IAHGames at a conversion rate of 1 Series B share for 1 ordinary share.

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The following summarizes our acquisitions of IAHGames during the period from 2006 to 2010:
(in US$ thousands)

			Accumulated voting
			interest at those
Date of acquisition	Amount	Description	points in time
December 2006	$5,750 *	Purchased 500,000 convertible voting preferred shares-Series B	32.26%

May 2010	$2,192 **	Purchased 208,881 convertible voting preferred shares-Series B	40.30%

July 2010	$4,500	Purchased 5,982,230 convertible voting preferred shares-Series A	57.87%

July 2010	$10,000	Purchased 500,000 convertible voting preferred shares-Series B	80.00%

*	The original investment amount of $10 million was written down to $5.8 million, resulting from an impairment charge of $4.2 million recorded in 2009.

**	GigaMedia issued 866,373 common shares, valued at approximately $2.2 million as consideration.
In connection with the step acquisitions through July 2010, we recorded goodwill of approximately $12.2 million. Such goodwill amount is non-deductible for tax purposes. Since July 1, 2010, the results of IAHGames’ operations have been included in our Consolidated Financial Statements under the Asian online game and service business.
The purchase price allocation was determined based on management’s estimate of the fair value of IAHGames in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

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	Amortization life
(in US$ thousands)	(in years)	Amount
Cash acquired		$9,070
Accounts receivable		5,715
Other current assets		5,129
Equity method investments		20,319
Fixed assets / non-current assets		721
Non-Compete Contracts	3	387
Favorable lease right	13.5	2,861
Prepaid licensing and royalty fees	1.75 ~ 4	1,010
Goodwill	N/A	12,188

Total assets acquired		57,400

Current liabilities		23,304
Noncurrent liabilities		9,145

Total liabilities assumed		32,449

Preferred shares (Series A)		(1,317)
Noncontrolling interest		(1,192)

Total purchase price		$22,442

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the years ended December 31, 2009 and 2010 as if we controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the periods presented.

(in US$ thousands, except per share figures)	Year ended December 31
	2009	2010
	Unaudited	Unaudited
Net revenue	$165,883	$69,403
Loss from operations	(41,812)	(50,378)
Net loss	(56,226)	(1,570)
Net (loss) income attributable to GigaMedia	(49,574)	255
Basic (loss) earnings per share attributable to GigaMedia	(0.89)	0.00
Diluted (loss) earnings per share attributable to GigaMedia	(0.89)	0.00

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The unaudited pro-forma supplemental information is based on estimates and assumptions, which we believe are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a combined company during all of 2009 and 2010. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets with definite lives.
NOTE 5. DECONSOLIDATION
Beginning in June 2007, we consolidated T2CN. T2CN is an operator and provider of online sports games in the PRC. As of December 31, 2009 and 2010, we owned 43,633,681 common shares of T2CN, which represents an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN.
The following summarizes our acquisitions of T2CN during the period from 2006 to 2010:
(in US$ thousands)

				Accumulated voting
Date of				interest at those
acquisition	Purchase Price		Description	points in time
2006	$15,000		Purchased 7,500,000 convertible voting preferred shares	19.02%

2007	$23,736	*	Acquired 31,113,681 common shares (including convertible voting preferred shares converted into common shares) in total.	58.11%

2008	$3,375		Purchased 4,500,000 common shares	65.68%

2009	$285		Purchased 520,000 common shares	67.09%

*	The purchase price includes the issuance of 226,385 common shares of GigaMedia, valued at approximately $2.7 million.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
As a result of a dispute with T2CN’s former Chief Executive Officer, which arose in July 2010, GigaMedia has been prevented from obtaining and currently does not have access to the assets and financial information of the entities held by T2CN. Since we do not have access to the operating assets of T2CN and as we have been prevented from obtaining the financial information necessary to report the financial results of T2CN, we have effectively lost control over T2CN’s financial reporting process. Therefore, although we still own 67.09 percent of T2CN’s common stock, we deconsolidated T2CN’s results with effect from July 1, 2010. The following is a breakdown of our retained investment at the date of deconsolidation:

(in US$ thousands)	Amount
Cash	$12,903
Other current assets	1,266
Fixed assets / non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,331)

Net equity of T2CN	9,954
Noncontrolling interest	(3,276)
Goodwill acquired	17,500
Advances to the entities held by T2CN	1,405

$25,583

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for the Company’s investment in and advances to the entities held by T2CN as of December 31, 2010. Given the uncertain timeline relating to the resolution of the dispute, and primarily because the Company still cannot exercise any control over the operations of T2CN or obtain any financial data from the management of T2CN, management decided to completely write-off both the Company’s investment in and its advances to the entities held by T2CN in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 are

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
approximately $22.2 million (after removing the other comprehensive income component of equity related to T2CN from the Company’s balance sheet) and approximately $1.4 million, respectively.
NOTE 6. DIVESTITURES
(a) Internet Access and Service Business
In September 2008, we completed the sale of our Internet access and service business, which included 100 percent of our wholly-owned subsidiaries, Koos Broadband Telecom Co., Ltd. and Hoshin Multimedia Center Inc., as well as certain assets and liabilities related to our Internet access and service business, for a total transaction price of $20.0 million.
The transaction price, net of transaction costs, price adjustments and cash transferred, was approximately $16.5 million. The after-tax gain from the sale of the Internet access and service business was approximately $9.8 million.
In addition to the above sales price, we were entitled to receive additional cash payments of $3.0 million and $2.0 million if the Internet access and service business that we sold achieved certain earn-out targets by September 2009 and 2010. The earn-out targets were to be determined by future gross profits in accordance with a formula and timeline set forth in the agreements. As of December 31, 2009 and 2010, we did not accrue any additional receivable for the sale of the Internet access and service business since the earn-out targets for the first period and second period ended September 2009 and 2010 were not achieved.
Results for the Internet access and service operations are reported as discontinued operations in 2008, 2009 and 2010. In 2008, income from discontinued operations was $9.4 million, which included an after-tax loss from the Internet access and service business of $0.4 million and an after-tax gain on the sale of the business of $9.8 million.
Summarized selected financial information for discontinued operations is as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)	2008	2009	2010
Revenue	$9,289	$159	$146

(Loss) income from discontinued operations before tax	$(593)	$222	$(128)
Gain on sale of the discontinued operations before tax	11,014	—	—
Income tax expense	(986)	—	—

Income (loss) from discontinued operations	$9,435	$222	$(128)

(b) Gaming Software and Service Business
On December 15, 2009, we entered into an agreement with BetClic to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately $100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of $79.1 million, net of transaction costs. The sale of the remaining 40 percent is subject to a put and call mechanism in place between GigaMedia and BetClic, as defined in the agreement. GigaMedia will have the option to put all or part of its remaining 40 percent to BetClic in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia is not fully exercised, BetClic will have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016.
As of December 31, 2009, substantially all of the assets and liabilities in our gaming software and service business were reclassified to assets and liabilities held for sale. The assets and liabilities held for sale balances were reduced by 40 percent, which represents the ownership interest that we retained in the gaming software and service business and were recorded as “Retained ownership of gaming software and service business”, which amounted $26.0 million as of December 31, 2009. Therefore, the accompanying Consolidated Balance Sheet at December 31, 2009 includes the following:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)	Amount
Assets Held for Sale-Current
Cash	$35,015
Accounts receivable	15,817
Prepaid expenses	7,609
Other current assets	632
Less: retained ownership	(23,629)

$35,444

Assets Held for Sale-Noncurrent
Property, plant and equipment	$7,358
Goodwill	29,243
Intangible assets	11,368
Other assets	4,199
Less: retained ownership	(20,867)

$31,301

Liabilities Held for Sale-Current
Accounts payable	$11
Accrued compensation	1,076
Accrued expenses	6,869
Player account balances	35,015
Other current liabilities	1,126
Less: retained ownership	(17,639)

$26,458

Liabilities Held for Sale-Noncurrent
Other liabilities	$2,266
Less: retained ownership	(906)

$1,360

In accordance with the FASB accounting standards codification, the amount of goodwill to be included in the assets held for sale and the retained ownership as of December 31, 2009 is based on the relative fair values of the business to be sold and the portion of the business that will be retained.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The 40 percent ownership interest that we retained in the gaming software and service business is included in our Consolidated Balance Sheet as of December 31, 2009 as follows:

(in US$ thousands)
Retained ownership of gaming software and service business:
Current assets	$23,629
Noncurrent assets	20,867
Current liabilities	(17,639)
Noncurrent liabilities	(906)

$25,951

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BetClic on April 8, 2010, which was the date that the Company ceased to have a controlling financial interest. The remaining 40 percent ownership interest that we retained in the gaming software and service business has been accounted for under the equity method accounting starting from April 2010.
The Company accounted for the deconsolidation of the gaming software and service business at fair value and recognized a gain of $79.1 million measured as the difference between:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US$ thousands)	Amount
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$82,984

The fair value of the 40% retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated	54,240

Less : The carrying amount of the gaming software and service business at the date of the deconsolidation	(58,084)

Gain on deconsolidation of the gaming software and services business	$79,140

NOTE 7. GOODWILL
The following table summarizes the changes to our Company’s goodwill by segment:

	Gaming	Asian online
	software	game
(In US$ thousands)	and service	and service	Total
Balance as of December 31, 2008	$29,243	$57,855	$87,098
Impairment charge — T2CN (Note 10)	—	(14,103)	(14,103)
Goodwill included in assets held for sale and retained ownership of gaming software and service business (Note 6)	(29,243)	—	(29,243)
Translation adjustment	—	665	665

Balance as of December 31, 2009	—	44,417	44,417
Acquisition — IAHGames (Note 4)	—	12,188	12,188
Impairment charge — T2CN (Note 5)	—	(17,500)	(17,500)
Impairment charge — IAHGames (Note 10)	—	(2,255)	(2,255)
Translation adjustment	—	2,643	2,643

Balance as of December 31, 2010	$—	$39,493	$39,493

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 8. INTANGIBLE ASSETS — NET
The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2010
	Gross carrying	Accumulated
(In US$ thousands)	amount	amortization	Net
Completed technology	$2,595	$(1,854)	$741
Trade name, trademark and non-competition agreements	12,248	(40)	12,208
Capitalized software cost	6,599	(5,388)	1,211
Customer relationships	6,255	(3,475)	2,780
Favorable lease right	2,861	(106)	2,755
Other	126	(52)	74

Total	$30,684	$(10,915)	$19,769

	December 31, 2009
	Gross carrying	Accumulated
(In US$ thousands)	amount	amortization	Net
Completed technology	$2,363	$(1,350)	$1,013
Trade name, trademark and non-competition agreements	11,160	(15)	11,145
Capitalized software cost	8,633	(5,137)	3,496
Customer relationships	5,695	(2,531)	3,164
Other	115	(9)	106

Total	$27,966	$(9,042)	$18,924

Intangible assets include trade name assets of approximately $12.2 million which are not amortized. The remaining intangible assets are amortized over their estimated useful lives ranging from 3 to 13.5 years. The overall weighted-average life of identifiable intangible assets is 6.3 years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
For the years ended December 31, 2008, 2009 and 2010, total amortization expense of intangible assets were $4.1 million, $5.1 million, and $2.7 million, respectively (including $20 thousand, $0 and $0 reported in discontinued operations in 2008, 2009 and 2010, respectively), which includes amortization of capitalized software costs of $3.0 million, $3.9 million, and $1.5 million. As of December 31, 2010, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows:

(In US$ thousands)	Amount
2011	$1,770
2012	1,717
2013	1,295
2014	907
2015	212

Total	$5,901

NOTE 9. PREPAID LICENSING AND ROYALTY FEES
The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2009	2010
Beginning balance	$20,540	$5,557
Additions	5,484	3,987
Acqusition — IAHGames (Note 4)	—	1,010
Amortization of licensing and royalty costs	(2,146)	(573)
Deconsolidation — T2CN (Note 5)	—	(5,339)
Impairment charges (Note 10)	(18,301)	(870)
Translation adjustment	(20)	442

Balance as of December 31	$5,557	$4,214

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 10. FAIR VALUE MEASUREMENTS
The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis
Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.
Assets and liabilities measured at fair value on a recurring basis are summarized as below:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)				Year Ended
	Fair Value Measurement Using			December
	Level 1	Level 2	Level 3	31, 2010
Assets
Cash equivalents — time deposits	$—	$1,012	$—	$1,012
Marketable securities — current
Open-end fund	—	3,553	—	3,553
Marketable securities — noncurrent
Debt securities	—	—	5,454	5,454
Equity securities	25,553	2,382	—	27,935

Subtotal	25,553	6,947	5,454	37,954

Liabilties
Other liabilities — other
Warrant derivative	—	—	(665)	(665)

Total	$25,553	$6,947	$4,789	$37,289

(in US$ thousands)				Year Ended
	Fair Value Measurement Using			December 31,
	Level 1	Level 2	Level 3	2009
Assets
Marketable securities — current	$—	$3,486	$—	$3,486
Open-end fund
Marketable securities — noncurrent
Debt securities	—	—	14,204	14,204
Equity securities	4,152	—	—	4,152

Total	$4,152	$3,486	$14,204	$21,842

Level 1 and 2 measurements:

Cash equivalents — time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities — are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
value of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs
In 2008, 2009 and 2010, we recognized an unrealized gain (loss) of ($282) thousand, $67 thousand and $21.8 million, respectively, on marketable securities, which is included in other comprehensive income (loss). In 2009, we recognized an other-than-temporary impairment of $2.9 million related to marketable equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations.
Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009 and 2010, a reconciliation of the beginning and ending balances are presented as follows:

	Fair Value Measurements
	Using Significant Unobservable
	Inputs
	Marketable Securities — Debt
(in US$ thousands)	Securities
	2009	2010
Beginning balance	$26,041	$14,204
Total gains or losses (realized/unrealized)
included in earnings	(11,837)	(4,500)
included in other comprehensive income	—	—
Purchase and settlements	—	1,500
Transfers in and/or out of Level 3	—	(5,750)

Ending balance	$14,204	$5,454

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	None	None

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The fair value of the marketable debt securities is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and the Company’s estimates of liquidity risk, and other cash flow model related assumptions.
In 2009 and 2010, we recognized other-than-temporary impairments of $11.8 million and $4.5 million, respectively, related to marketable debt securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations. In July 2010, we reclassified our debt securities held in IAHGames from “Marketable Securities — Noncurrent” upon consolidation when we increased our total controlling financial interest in IAHGames to 80 percent. The investment in IAHGames amounted to $5.8 million which was transferred out from “Marketable Securities — Noncurrent” upon consolidation.
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2010, a reconciliation of the beginning and ending balances are presented as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

Fair Value Measurements
Using Significant
Unobservable Inputs
(Level 3)
Other liabilities — Warrant
(in US$ thousands)	Derivative
2010
Beginning balance	$—
Total (gains) or losses (realized/unrealized)
included in earnings	(2,595)
included in other comprehensive income	—
Purchase and settlements	3,260
Transfers in and/or out of Level 3	—

Ending balance	$665

The amount of total (gains) or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date	$(2,595)

IAHGames has warrants outstanding in which the holder may purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of $3.40 per warrant share, which is subject to certain adjustments in accordance with the warrant agreement. The warrants expire upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement. According to the terms of the warrant agreement, if IAHGames subsequently issues additional shares of its common stock, IAHGames is obligated to issue additional warrants to the warrant holder necessary for the holder to maintain its 15 percent share ownership, regardless of whether such additional shares are issued at, above, or below the market price. Because the provisions give the warrant holder a level of protection that is not afforded to the other holders of IAHGames’ common stock, and since these provisions are not based on inputs to the fair value of a “fixed-for-fixed” forward or option, the warrants are not considered to be indexed to IAHGames’ common stock. As a result, the warrants are accounted for as a derivative liability instrument. As of December 31, 2010, we valued the warrants at approximately $665

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
thousand using a valuation model and reported the warrants as a liability under the caption “other liabilities — other” in the Consolidated Balance Sheets. The key assumptions and related variables used in the valuation model to determine the fair value of the warrants as of December 31, 2010 included certain unobservable inputs and related variables such as risk free rate, volatility, strike price, and dividend yield. In 2010, we recognized a gain of approximately $2.6 million related to the revaluation of the warrants, which is included in non-operating income (expenses) within “gain on fair value changes of warrant derivative” in the Consolidated Statements of Operations.
Financial instruments:
The carrying amounts of the Company’s cash, accounts receivable, restricted cash, accounts payable, and short-term debt approximate fair value due to their short-term maturities. The fair value of amounts due to and from related parties is not practicable to estimate due to the related party nature of the underlying transactions.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Effective January 1, 2009, we adopted the fair value accounting standard for measuring the fair value of assets and liabilities on a nonrecurring basis. Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees and goodwill.
Assets and liabilities measured at fair value on a nonrecurring basis which were determined to be impaired as of December 31, 2009 and 2010 are summarized as below:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)				Year Ended	Total
	Fair Value measurement Using			December	Impairment
Assets	Level 1	Level 2	Level 3	31, 2010	Losses
(a) Investment — Equity method	$—	$—	$—	$—	$177
(b) Property, plant and equipment — Information and communication equipment	—	—	—	—	278
(c) Goodwill — Resulting from acquisition of IAH	—	—	9,933	9,933	2,255
(d) Intangible assets — Capitalized software cost	—	—	—	—	1,007
(d) Intangible assets — Non-Compete Contracts	—	—	—	—	323
(e) Prepaid licensing and royalty	—	—	200	200	870
(f) Investment in T2CN	—	—	—	—	22,234

Total	$—	$—	$10,133	$10,133	$27,144

(in US$ thousands)				Year Ended	Total
	Fair Value measurement Using			December	Impairment
Assets	Level 1	Level 2	Level 3	31, 2009	Losses
(a) Investment — Cost method	$—	$—	$700	$700	$1,005
(b) Property, plant and equipment — Land and Building	—	1,171	—	1,171	473
(b) Property, plant and equipment — Information and communication equipment	—	—	79	79	777
(c) Goodwill — Resulting from acquisition of T2CN	—	—	17,500	17,500	14,103
(d) Intangible assets — Capitalized software cost	—	—	—	—	4,701
(e) Prepaid licensing and royalty	—	—	—	—	18,301

Total	$—	$1,171	$18,279	$19,450	$39,360

(a) Impairment losses on certain cost method and equity method investments which were determined to be impaired:
In 2009, cost method investments with carrying amounts of $1.7 million were written down to their fair value of $700 thousand, resulting in an impairment charge of $1 million. In 2010, equity method investments with carrying amounts of $177 thousand were fully written down, resulting in an impairment charge of $177 thousand. The impairment charges are included

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Operations. Cost method and equity method investments are measured at fair value on a nonrecurring basis when deemed necessary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.
(b) Impairment losses on certain property, plant, and equipment which were determined to be impaired:
In 2009, land and buildings with carrying amounts of $1.7 million were written down to their fair value of $1.2 million, resulting in an impairment charge of $473 thousand which is included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the land and building was related to assets that were used for the ISP business, which was disposed of in September 2008, and are currently idle after the disposal. The land and building were valued based on the quoted prices of similar assets in the market. In addition, information and communication equipment with carrying amounts of $856 thousand were written down to their fair value of $79 thousand, resulting in an impairment charge of $777 thousand.
In 2010, we recorded an impairment loss of $278 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment loss on property, plant and equipment” in the Consolidated Statements of Operations. The impairment charge for the equipment was related to servers used in certain impaired licensed games or internally developed games within our Asian online game and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model — related assumptions.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(c) Impairment losses on goodwill which was determined to be impaired:
In 2009, goodwill from the acquisition of T2CN with a carrying amount of $31.6 million was written down to its fair value of $17.5 million, resulting in an impairment charge of $14.1 million, which is included within operating expenses in the Consolidated Statements of Operations. The impairment charge resulted as our estimates of future cash flows for T2CN’s business had been reduced due to lower than expected operating performance results in 2009, which indicated that the carrying amount of the goodwill from the acquisition of T2CN could not be fully recovered as of December 31, 2009.
In 2010, goodwill from the acquisition of IAHGames with a carrying amount of $12.2 million was written down to its fair value of $9.9 million, resulting in an impairment charge of $2.3 million, which is included within operating expenses in the Consolidated Statements of Operations. The impairment charge resulted as our estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2010, which indicated that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of December 31, 2010.
Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.
(d) Impairment losses on certain intangible assets which were determined to be impaired:
In 2009 and 2010, capitalized software costs with carrying amounts of $4.7 million and $1 million, respectively, were fully written down, resulting in impairment charges of $4.7 million and $1 million, respectively, which are included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Operations. The impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on and as a result we recorded a full impairment of the carrying value of the assets related to these projects.
In addition, the non-compete contracts resulting from the acquisition of IAHGames with carrying amounts of $323 thousand as of December 31, 2010 were fully written down, resulting in an impairment charge of $323 thousand which are included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charges resulted as our estimates of future cash flows related to these non-compete contracts were reduced to lower than originally expected, which indicated that the carrying amount of the non-compete contracts could not be recovered as of December 31, 2010.
(e) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:
In 2009, prepaid licensing and royalty fees with carrying amounts of $18.3 million were fully written down, resulting in an impairment charge of $18.3 million. In 2010, prepaid licensing and royalty fees with carrying amounts of $1.1 million were written to their fair values of $200 thousand, resulting in an impairment charge of $870 thousand. The impairment charges are included in operating expenses within “impairment loss on prepaid licensing fees and intangible assets” in the Consolidated Statements of Operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model related assumptions.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(f) Impairment loss on T2CN which was determined to be impaired:
In connection with our year-end financial reporting process, we were required to perform an impairment analysis for the Company’s investment in and advances to the entities held by T2CN as of December 31, 2010. As discussed in more detail in Note 5 “Deconsolidation”, given the uncertain timeline relating to the resolution of our dispute with T2CN’s former Chief Executive Officer, and primarily because the Company still cannot exercise any control over the operations of T2CN or obtain any financial data from the management of T2CN, management decided to completely write-off both the Company’s investment and its advances to the entities held by T2CN in order to properly reflect GigaMedia’s financial position as of December 31, 2010.
NOTE 11. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2009	2010
Cash and checking and savings accounts	$55,566	$69,977
Time deposits	—	1,012

Total	$55,566	$70,989

NOTE 12. MARKETABLE SECURITIES — CURRENT
Marketable securities — current consist of the following:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	December 31
(in US$ thousands)	2009	2010
Available-for-sale securities:
Open-end funds	$3,486	$3,553

All of our Company’s marketable securities — current are classified as available-for-sale. As of December 31, 2009 and 2010, the balances of unrealized gains for marketable securities - current were $454 thousand and $521 thousand, respectively. During 2008, 2009 and 2010, realized gains from disposal of marketable securities — current amounted to $400 thousand, $0, and $0, respectively, (including $27 thousand, $0, and $0 reported in discontinued operations in 2008, 2009 and 2010, respectively). The costs for calculating gains on disposal were based on each security’s average cost.
NOTE 13. ACCOUNTS RECEIVABLE — NET
Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2009	2010
Accounts receivable	$4,428	$10,348
Less: Allowance for doubful accounts	(200)	(842)

Net	$4,228	$9,506

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2008, 2009 and 2010:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)	2008	2009	2010
Balance at beginning of year	$1,362	$254	$200
Additions: Provision for bad debt expense	313	158	156
Less: Write-offs	(399)	(216)	(219)
Acquisiton — IAHGames	—	—	691
Divestiture — Internet access and service business	(1,041)	—	—
Translation adjustment	19	4	14

Balance at end of year	$254	$200	$842

NOTE 14. OTHER CURRENT ASSETS
Other current assets consist of the following:

	December 31
(in US$ thousands)	2009	2010
Loans receivable — current	$4,074	$5,761
Less: Allowance for loans receivable — current	(3,574)	(5,057)
Deferred income tax assets — current, net (Note 25)	1,116	581
Other	2,363	759

Total	$3,979	$2,044

The following is a reconciliation of changes in our Company’s allowance for loans receivable — current during the years ended December 31, 2008, 2009 and 2010:

(in US$ thousands)	2008	2009	2010
Balance at beginning of year	$—	$2,640	$3,574
Additions: Provision for bad debt expenses	2,640	934	1,483

Balance at end of year	$2,640	$3,574	$5,057

In 2006, our Company entered into a loan agreement for $214 thousand with

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. We do not expect to collect all principal; therefore, we recognized a full provision for the loan of $214 thousand in 2009.
In 2007, our Company entered into a loan agreement for $2.5 million with Flagship Studios, Inc. (“Flagship”), a game developer, receiving in exchange a note with an interest rate of 10 percent per annum from Flagship. The outstanding principal balance of this note, together with all accrued and unpaid interest thereon, was due on or before December 31, 2008, and is currently past due. Due to the financial status of Flagship, we do not expect to collect all principal and interest. Therefore, in 2008, we recognized a full provision for the loan and interest receivable, in the aggregate of $2.6 million in 2008, and ceased to recognize interest income.
During the period from September 2008 to April 2009, our Company entered into loan agreements in the aggregate of $0.7 million with a company included in our available-for-sale investments and equity method investments, with interest rates ranging from 9.7 percent to 10.525 percent per annum. For 2008 and 2009, we have accrued, based on the stated interest rate, interest income of $2 thousand and $34 thousand, respectively. Due to the financial status of this available-for-sale investment, we do not expect to collect all principal and interest. Therefore, we recognized a provision for certain loans and interest receivable in the aggregate of $719 thousand in 2009, and ceased to recognize interest income.
As of the date of our deconsolidation of T2CN in July 2010, we had $1.4 million of loans receivable outstanding. As a result of the ongoing dispute, we do not expect to collect these outstanding loans due from T2CN. Therefore, we recognized a full provision for the loans of $1.4 million in 2010 (See Note 5, “Deconsolidation” for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 15. MARKETABLE SECURITIES — NONCURRENT
Marketable securities — noncurrent consist of the following:

	December 31
(in US$ thousands)	2009	2010
Available-for-sale securities
Debt securities	$14,204	$5,454
Equity securities	4,152	27,935

Total	$18,356	$33,389

Our Company’s marketable securities — noncurrent are invested in convertible preferred shares and publicly — traded common shares and are classified as available-for-sale securities.
The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable based upon certain agreed-upon conditions.
The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments defined in the FASB accounting standards codification and therefore are not bifurcated from the preferred share investment.
We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities in accordance with the guidance issued by FASB Accounting Standards Codification.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
We assessed the estimated fair values and potential impairment of these investments as of December 31, 2009 and 2010. (See Note 10 “Fair Value Measurements”, for additional information).
NOTE 16. INVESTMENTS
Investments consist of the following:

	December 31
	2009	2010
	Amount	Amount
Investments accounted for under the equity method	$222	$65,395
Investments accounted for under the cost method	3,255	1,379

	$3,477	$66,774

The Company’s investments in companies that are accounted for under the equity method of accounting consisted of the following as of December 31, 2010: (a) a 40 percent interest in Mangas Everest S.A.S. (“Everest Gaming”), which is engaged in the gaming software and service business (See Note 6 “Divestitures” for additional information); (b) a 100 percent interest in Monsoon Online Pte Ltd (“Monsoon”), an operator and distributor of online games in Southeast Asia; (c) a 30 percent interest in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan; (d) an 18 percent interest in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund that invests in online game businesses and films; (e) a 49 percent interest in OneNet Company, an operator and distributor of online games in Thailand; and (f) a 23 percent interest in Digiforce Co., Ltd, an online games service provider in Taiwan. The investments in these companies amounted to $222 thousand and $65.4 million as of December 31, 2009 and 2010, respectively.
As of December 31, 2010, the Company’s share of the underlying net assets

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
of Everest Gaming exceeded the carrying value of its investment by $12.4 million. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Everest Gaming at the date the business was deconsolidated, compared to 40 percent of the total fair value of Everest Gaming as determined by BetClic, the purchaser of the 60 percent interest.
As of December 31, 2010, the carrying value of the investment in GFI exceeded the Company’s share of the underlying net assets of GFI by $7.4 million. The excess, which relates to goodwill, is evaluated periodically to determine if there has been any impairment identified.
We acquired an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, we determined that Monsoon cannot be consolidated by IAHGames due to the substantive participating rights that the game licensor has in Monsoon pursuant to Monsoon’s management agreement. In 2010, we recognized our share of losses under the equity method of accounting of $12.6 million, which resulted in a negative investment balance. In accordance with the FASB codification, we charged this negative investment balance against to the loan receivable that Monsoon has outstanding to us as of December 31, 2010. The remaining balance on the loan receivable from Monsoon is $3.4 million as of December 31, 2010. (See Note 26, “Related Party Transactions”, for additional information”).
The Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partner investment under the equity method accounting in accordance with the FASB codification as our interest is not considered to be minor. We have influence over partnership operating and financial policies based on the terms of the partnership agreement.
We assessed the potential impairment of these investments as of December 31, 2009 and 2010. (See Note 10 “Fair Value Measurements”, for additional

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
information).
NOTE 17. SHORT-TERM BORROWINGS
As of December 31, 2009 and 2010, short-term borrowings totaled $22.5 million and $12.4 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.99 percent to 4.288 percent for 2009, and from 0.85 percent to 5.56 percent for 2010. The maturity dates ranged from January 2010 to June 2010 as of December 31, 2009, and from January 2011 to March 2011 as of December 31, 2010. As of December 31, 2009 and 2010, the weighted-average interest rate on total short-term borrowings was 2.24 percent and 1.835 percent, respectively.
As of December 31, 2010, the total amount of unused lines of credit available for borrowing under these agreements was approximately $28.5 million.
During the period from January 2011 to March 2011, we repaid certain short-term borrowings totaling $6.9 million, and renewed short-term borrowing agreements totaling $5.5 million.
We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $2.1 million and $6.3 million as of December 31, 2009 and 2010, respectively, in which time deposits pledged are recorded as restricted cash totaling $932 thousand and $5 million as of December 31, 2009 and 2010, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 18. ACCRUED EXPENSES
Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2009	2010
Accrued advertising expenses	$2,382	$770
Accrued royalties	52	1,499
Accrued professional fees	1,160	3,676
Purchase price adjustment accrual to BetClic	—	2,326
Other	3,125	2,715

	$6,719	$10,986

NOTE 19. OTHER CURRENT LIABILITIES
Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2009	2010
Deferred revenue	$8,295	$5,249
Income taxes payable	1,222	4,980
Other	3,727	1,121

Total	$13,244	$11,350

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 20. PENSION BENEFITS
Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.
Defined Benefit Pension Plan
We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.
We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2009 and 2010, the accumulated benefit obligation amounted to $233 thousand and $246 thousand, respectively, and the funded status amounted to $83 thousand and $44 thousand, respectively. The fair value of plan assets amounted to $209 thousand and $255 thousand as of December 31, 2009 and 2010, respectively. The accumulated other comprehensive income amounted to $208 thousand and $236 thousand as of December 31, 2009 and 2010, respectively. Included in accumulated other comprehensive income, is a net pension gain of $9 thousand as of December 31, 2010 which is expected to be recognized in 2011. The net periodic benefit cost for 2008, 2009 and 2010 amounted to $101 thousand, $76 thousand and $12 thousand, respectively.
We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.
We expect to make a contribution of $18 thousand to the Fund in 2011. We do not expect to make any benefit payments through 2020.
Defined Contribution Pension Plans
We have provided defined contribution plans for employees located in Taiwan, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.
Taiwan
Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $309), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.
PRC
All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Hong Kong
According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1 thousand (approximately $129). After the termination of employment, the benefits still belong to the employees in any circumstances.
Singapore
In accordance with Singapore regulations, we make contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. We contribute 14.5 percent of the employees’ gross salaries, subject to a cap of SGD$4.5 thousand (approximately $3,400). We have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.
The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2008, 2009, and 2010 were $1.1 million, $1.3 million, and $1.0 million, respectively.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 21. OTHER LIABILITIES — OTHER
Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2009	2010
Contingent payment of minimum guarantee under licensing agreement	$—	$5,885
Warrant derivative (Note 10)	—	665
Other	49	1,136

Total	$49	$7,686

NOTE 22. SUBSIDIARY PREFERRED SHARES
In connection with our acquisition of a controlling financial interest in IAHGames, we assumed Series A preferred shares, which are owned by the noncontrolling shareholders. As of December 31, 2010, these Series A preferred shares were valued at $1.5 million and represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Series A preferred shares is entitled to cumulative dividends at 10 percent per annum. The preferred shares are redeemable at the holder’s option at any time after the expiration of certain licensed games, and are convertible into ordinary shares at any time. However, pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Series A preferred shares are to be converted to ordinary shares of IAHGames at the acquisition date. The conversion process has not yet been completed but is expected to occur in 2011.
As the redemption feature on the Series A preferred stock is not solely within the control of IAHGames, the amount has been presented in the mezzanine section of the Consolidated Balance Sheet. Also, since the Series A preferred shares are not currently redeemable and is not probable that they will

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
become redeemable as a result of our acquisition of IAHGames as described above, the subsequent adjustment for accretion is not required. However, the cumulative dividends for these Series A preferred shares of $148 thousand is included as a component of “net income (loss) attributable to the noncontrolling interest” in the Consolidated Statement of Operations.
NOTE 23. EQUITY
In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.
In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2009 and 2010, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of our consolidated accumulated deficit, were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.
Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.
As of December 31, 2010, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $2.5 million.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 24. SHARE-BASED COMPENSATION
     The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Operations:

(in US$ thousands)	2008	2009	2010
Cost of online game and service revenues	$27	$101	$10
Product development & engineering expenses	480	59	18
Selling and marketing expenses	244	231	64
General and administrative expenses	1,954	2,886	2,922

Pre-tax stock-based compensation expense	2,705	3,277	3,014
Income tax benefit	(497)	(382)	(90)

Total stock-based compensation expense reported in continuing operations	$2,208	$2,895	$2,924

Total stock-based compensation expense reported in discontinued operations, net of tax	$63	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2009 and 2010.
(a) Overview of Stock-Based Compensation Plans
2002 Employee Share Option Plan
At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
the options under the 2002 Plan is 10 years.
2004 Employee Share Option Plan
At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.
2006 Equity Incentive Plan
At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.
2007 Equity Incentive Plan
At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Plan is 10 years.
2008 Equity Incentive Plan
At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.
2008 Employee Share Purchase Plan
At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2010, no shares have been subscribed by qualified employees under the 2008 ESPP.
2009 Equity Incentive Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
options under the 2009 Plan is 10 years.
2009 Employee Share Purchase Plan
At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2010, no shares have been issued to employees under the 2009 ESPP.
2010 Equity Incentive Plan
At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years. As of December 31, 2010, no awards have been granted under the 2010 Plan.
2010 Employee Share Purchase Plan
At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
committee designated by the board of directors. As of December 31, 2010, no shares have been issued to employees under the 2010 ESPP.
Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2010.

Stock-Based	Granted			Options’ exercise	RSUs’ grant date
compensation plan	awards		Vesting schedule	price	fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—

2004 Plan	7,703,185	*	immediately upon		—
			granting to four years	$0.79~$2.55

2006 Plan	1,117,333	**	immediately upon
			granting to four years	$2.47~$16.6	$2.91~ $16.01

2007 Plan	2,431,907	***	immediately upon
			granting to four years	$2.47~$18.17	$2.47~15.35

2008 Plan	1,000,000		immediately upon
			granting to six years	$2.47~4.24	—

2009 Plan	1,500,000		immediately upon
			granting to four years	$2.47	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.

**	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

***	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(b) Options
In 2008, 2009 and 2010, 518,284, 543,049 and 200,500 options were exercised, and cash received from the exercise of stock options was $0.5 million, $1.3 million and $0.2 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.
Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. There were no stock options granted in 2009. The following table summarizes the assumptions used in the model for options granted during 2008 and 2010:

	2008	2010
Option term (years)	2.77~4.58	6.48
Volatility	58%~65%	65%
Weighted-average volatility	64%	65%
Risk-free interest rate	1.72%~2.88%	2.77%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$2.36	$1.55
Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.
Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.
Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.
Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Option transactions during the last three years are summarized as follows:

	2008		2009		2010
							Weighted-	Aggregate
	Weighted	No. of	Weighted	No. of	Weighted	No. of	Average	Intrinsic
	Avg.	Shares	Avg.	Shares	Avg.	Shares	Remaining	Value
	Exercise	(in	Exercise	(in	Exercise	(in	Contractual	(in
	Price	thousands)	Price	thousands)	Price	thousands)	Term	thousands)
Balance at January 31	$2.42	7,912	$2.47	8,287	$2.36	7,689
Options granted	4.69	1,341	—	—	2.47	2,565
Options exercised	0.95	(518)	2.42	(543)	0.87	(201)
Options Forfeited / canceled / expired	9.97	(448)	17.98	(55)	5.66	(273)

Balance at December 31	$2.47	8,287	$2.36	7,689	$2.33	9,780	5.60	$3,591

Exercisable at December 31	$1.33	6,448	$1.65	6,420	$2.04	7,190	4.46	$3,591

Vested and expected to vest at December 31	$2.47	8,287	$2.36	7,689	$2.33	9,780	5.60	$3,591

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2010 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2010. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2008, 2009, and 2010 were $7.2 million, $0.8 million, and $0.3 million, respectively.
As of December 31 2010, there was approximately $4.0 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 3.17 years.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
The following table sets forth information about stock options outstanding at December 31, 2010:

Options outstanding			Option currently exercisable
		Weighted
		average
	No. of Shares	remaining		No. of Shares
Exercise price	(in thousands)	contractual life	Exercise price	(in thousands)
Under $1	5,201	3.50 years	Under $1	5,201
$1~$10	3,950	8.19 years	$1~$10	1,452
$10~$20	629	6.65 years	$10~$20	537

	9,780			7,190

(c) RSUs
Nonvested RSUs during 2009 and 2010 were as follows:

	2009		2010
		Weighted-		Weighted-
	Number of	average	Number of	average
	units	grant date fair	units	grant date
	(in thousands)	value	(in thousands)	fair value
Nonvested at January 1	641	$10.41	640	$9.83
Granted	100	6.01	119	2.68
Vested	(86)	10.15	(201)	4.88
Forfeited	(15)	7.19	(168)	8.00

Nonvested at December 31	640	$9.83	390	$10.99

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2008, 2009 and 2010 was $6.8 million, $0.6 million and $0.3 million, respectively. The total fair value of RSUs vested during the years ended December 31, 2008, 2009 and 2010 was $1.5 million, $0.9 million and $1.0 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
As of December 31 2010, there was approximately $4 thousand of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 0.01 years. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2008, 2009 and 2010.
NOTE 25. INCOME TAXES
Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	For the years ended December 31
	2008	2009	2010
U.S. operations	$1,095	$1,324	$5,678
Non-U.S. operations	35,684	(56,909)	2,990

	$36,779	$(55,585)	$8,668

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands )	For the years ended December 31
	2008	2009	2010
U.S. operations	$620	$557	$4,992
Non-U.S. operations	449	(40)	2,268

	$1,069	$517	$7,260

The components of income tax provision from continuing operations by taxing jurisdiction are as follows:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

( in US$ thousands )	For the years ended December 31
	2008	2009	2010
U.S. Federal :
Current	$(57)	$863	$4,244
Deferred	528	(443)	20

	$471	$420	$4,264

U.S. State and Local :
Current	$208	$156	$617
Deferred	(59)	(19)	111

	$149	$137	$728

Non — U.S. :
Current	$976	$967	$2,032
Deferred	(527)	(1,007)	236

	$449	$(40)	$2,268

Total income tax provision	$1,069	$517	$7,260

A reconciliation of our effective tax rate related to continuing operations to the statutory U.S. federal tax rate is as follows:

	For the years ended December 31
	2008	2009	2010
Federal statutory rate	34.00%	34.00%	34.00%
State and local — net of federal tax benefit	6.27%	8.14%	6.69%
Foreign tax differential	(32.56%)	(43.53%)	(88.75%)
Permanent differences	0.76%	2.18%	31.58%
Change in valuation allowance	(4.69%)	(1.73%)	52.73%
Tax effect of earnings for equity method investees and certain subsidiaries	—	—	42.72%
Other	(0.87%)	0.01%	4.79%

Effective rate	2.91%	(0.93%)	83.76%

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
In 2010, the primary reason for the increase in the income tax provision and the effective income tax rate was due to the sale of 60 percent of our gaming software and service business (see Note 6, “Divestiture”, for additional information). The income tax provision related to the sale of the gaming software and service business was approximately $6.1 million, which represented approximately 70 percent of our income from continuing operations.
The provision for income taxes attributable to discontinued operations was $986 thousand, $0, and $0, for the years ended December 31, 2008, 2009 and 2010, respectively.
Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2009	2010
Net operating loss carryforwards	$80	$4,880
Deferred revenue	540	9
Loss on equity method investment	—	2,813
Share-based compensation	230	162
Impairment charges	1,465	16
Pension expense	41	33
Depreciation	86	52
Other	(15)	18

	2,427	7,983
Less: valuation allowance	(1,068)	(7,402)

Deferred tax assets — net	$1,359	$581

As of December 31, 2009 and 2010, $243 thousand and $0, respectively, of net deferred tax assets were reported as non-current deferred tax assets and included in other assets.
Significant components of our deferred tax liabilities consist of the following:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)	December 31
	2009	2010
Depreciation and amortization	$69	$117
Tax effect on undistributed earnings of equity method investees	—	1,010
Other	(37)	—

Deferred tax liabilities — net	$32	$1,127

As of December 31, 2009 and 2010, $(3) thousand and $1.1 million, respectively, of net deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.
A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2008, 2009 and 2010 are as follows:

(in US$ thousands)	For the years ended December 31,
	2008	2009	2010
Balance at beginning of year	$3,012	$106	$1,068
Subsequent reversal/utilization of valuation allowance	(2,787)	(45)	(12)
Additions to valuation allowance	—	1,006	4,583
Divestitures	(219)	—	(874)
Acquisitions	—	—	2,624
Exchange differences	100	1	13

Balance at end of year	$106	$1,068	$7,402

As of December 31, 2008, we evaluated the available evidence and determined that it was more likely than not that we would realize the benefit of the deferred tax assets. The primary reason for the reversal of the valuation allowance in 2008 was that the sale of our Internet access and service operation was completed in September 2008. Based on weighing all available evidence, we determined that evidence existed to conclude that it

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
was more likely than not that we could generate sufficient taxable income to utilize the majority of the deferred tax assets within the allowable carryforward periods.
In 2009, the valuation allowance on the deferred tax assets increased by $962 thousand to $1.1 million primarily because we determined that certain subsidiaries and VIE subsidiaries of our online game and service business were not likely to be able to utilize all of the deferred tax assets based on their estimated future taxable income.
In 2010, the valuation allowance on the deferred tax assets increased by $6.3 million to $7.4 million primarily due to the acquisition of IAHGames. IAHGames had successive losses in prior years and therefore we do not believe that sufficient objective, positive evidence existed at the date of our acquisition to conclude that the realization of the deferred tax assets that we acquired from IAHGames was more likely than not. We also provided a valuation allowance against deferred tax assets related to certain of our other subsidiaries, as they are not likely to be able to utilize all of their deferred tax assets based on their estimated future taxable income.
As of December 31, 2010, the Company had net operating loss carryforwards available to offset future income, amounting to $27.9 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

(in US$ thousands)
Jurisdiction	Amount	Expiring year
Singapore	$19,296	indefinite
Hong Kong	4,928	indefinite
Taiwan	1,871	2020
Other	1,841

Total	$27,936

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings,

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
would not be deemed as remitted to Singapore and is therefore not taxable. As of December 31, 2010, the Company has not accrued deferred income taxes on $26.4 million of unremitted earnings from non-Singapore subsidiaries, as such earnings are considered to be reinvested overseas for repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is considered impracticable.
Uncertain Tax Positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2008, 2009 and 2010 are as follows:

(in US$ thousands)	Amount
Balance at January 1, 2008	$127
Decrease due to settlement	(127)

Balance at December 31, 2008	—
Increase for prior year tax positions	220
Increase for current year tax positions	460
Exchange differences	22

Balance at December 31, 2009	702
Acqusition of IAHGames	535
Increase for prior year tax positions	194
Increase for current year tax positions	323
Decrease due to settlement	(166)
Exchange differences	79

Balance at December 31, 2010	$1,667

As of December 31, 2008, 2009 and 2010, there were approximately $0, $0.7 million and $1.7 million of unrecognized tax benefits that if recognized would affect the effective tax rate.
Interest and penalties related to income tax liabilities are included in income tax expense. In 2008, 2009 and 2010, there were no significant interest and

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
penalties recognized in income tax expense.
Our major tax jurisdictions are located in Taiwan, Singapore and the United States. As of December 31, 2010, the income tax filings under tax jurisdictions located in Taiwan have been examined through 2008, but we have filed appeals for the 2006, 2007 and 2008 tax filings. The tax authority in Singapore has examined the tax filings of IAHGames through the 2008 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions. The tax authority in the U.S. is currently examining the 2008 tax filing.
In 2008, all of our unrecognized tax benefits were related to research and development credits filed in 2005 and 2006. These unrecognized tax benefits were all settled with tax authorities and as a result, there was no unrecognized tax benefit as of December 31, 2008.
In 2009 and 2010, our unrecognized tax benefits were related to research and development credits and were also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, these unrecognized tax benefits were settled with tax authorities though the 2008 tax filings. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has proposed adjustments on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals for these amortization adjustments but haven’t received a response from the tax authority.
In 2010, our unrecognized tax benefits increased by $535 thousand due to the acquisition of IAHGames. These unrecognized tax benefits primarily relate to certain related party transactions.
The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 26. RELATED-PARTY TRANSACTIONS
In 2009 and 2010, a key manager of Waterland Financial Holdings (“Waterland”) was one of our directors. As of December 31, 2009 and 2010, we had short-term indebtedness in the amount of $1.5 million and $0, respectively, bearing interest of 3.288 percent and 2.038 percent, respectively, owed to Waterland. The outstanding short-term indebtedness was utilized to support our current operations. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2009 and 2010 were both $1.5 million.
We acquired an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations, bearing interest at 7 percent per annum. As of December 31, 2010, the balance of this loan receivable was $3.4 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 16, “Investments”.
NOTE 27. COMMITMENTS AND CONTINGENCIES
Commitments
(a) Operating Leases
We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2025. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2010:

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(in US$ thousands)
Year
2011	$1,151
2012	559
2013	124
2014	118
2015	121
2016 and after	1,236

Total	$3,309

Rental expense for operating leases amounted to $5.0 million, $5.1 million and $3.0 million for the years ended December 31, 2008, 2009 and 2010, respectively (including rental expense amounts of $1.6 million, $0, and $0 reported in discontinued operations in 2008, 2009 and 2010, respectively).
(b) License Agreements
We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2010.

		Minimum
		guarantees
		against future
(in US$ thousands)	License fees	royalties	Total
Minimum required payments:
In 2011	$741	$9,633	$10,374
After 2011	6,200	5,500	11,700

	$6,941	$15,133	$22,074

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.
Additionally, we also have contractually committed to support related marketing, promotion, and advertising activities for certain games, and our commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of December 31, 2010, our total commitments to these marketing expenditures amounted to not less than $11.9 million.
Contingencies
(a) World Series of Poker Litigation
We have certain contractual obligations pursuant to the sale of a 60 percent ownership interest in our online gaming software and service business to BetClic. Pursuant to the terms of the sale, we agreed to pay 40 percent of the attorney fees incurred in connection with the World Series of Poker litigation (see Note 28, “Litigation” for additional information) if Everest Gaming does not pay the attorney fees. All the attorney fees incurred to date have been paid by Everest Gaming. However, we may be liable for 40 percent of any and all future attorney fees relating to this litigation if for some reason Everest Gaming does not continue to make these payments.
(b) Other
We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows. (See Note 28, “Litigation”, for additional information).

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
NOTE 28. LITIGATION
(a) Class Action
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against our Company in connection with the initial public offering of our stock.
The complaint alleged that we violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, plaintiffs and issuer defendants, including our Company, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that the plaintiffs would recover a total of $1 billion; 2) the insurers would pay up to $15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than $1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than $1 billion from the underwriters, the insurers would pay the deficit between $1 billion and the amount received from the underwriters.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
On February 15, 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On April 24, 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval.
On December 5, 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.
On December 15, 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.
On January 5, 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On April 6, 2007, the Second Circuit rendered its decision which denied the Petition.
In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.
In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.
On or about March 26, 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.
On April 9, 2008, the underwriters filed a motion for reconsideration of the holding in the March 26, 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on April 10, 2008.
In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on April 22, 2008, addressing issues related to the deposition of the plaintiffs’ expert.
As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on April 2, 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis (the “IPO Settlement Agreement”). Pursuant to the IPO Settlement Agreement, the defendants have agreed to pay $586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to our Company’s portion of the settlement payment, our insurance companies are paying the entire settlement amount.

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the IPO Settlement Agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the IPO Settlement Agreement. However, no briefs have been filed yet with respect to these appeals.
In January 2010, the IPO Settlement Agreement required that the IPO Securities Litigation Settlement Fund (the “Settlement Fund”) be treated as a Qualified Settlement Fund within the meaning of Treasury Regulation 1.468B-1 and that each transferor of funds to the Settlement Fund provide a statement to the administrators of the Settlement Fund pursuant to Treasury Regulation 1.468B-3(e) by January 31, 2010. Liaison counsel for the issuers has submitted a combined statement on behalf of all such issuers. Six notices of appeal and one petition to appeal the certified class have been filed and all but two of the six have been withdrawn. In October 2010, for the two appeals that were not withdrawn, plaintiffs-appellants filed their opening briefs. The opening briefs challenged the settlement on several grounds, including certification of the classes, the fees, and the expenses awarded to the plaintiffs’ counsel. On December 30, 2010, the answering briefs were filed, and on May 17, 2011, the Second Circuit issued a ruling on the two remaining appeals, granting the motion to dismiss one of the appeals, and remanding the other appeal back to the District Court to determine procedural issues relating to standing.
We had an insurance policy with American Insurance Group with $10 million of liability coverage when the class action lawsuit was made. We believe that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.
(b) World Series of Poker Litigation
On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) (the “Original Lawsuit”). UIM stated claims against Harrah’s for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.
A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.
An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.
Harrah’s also filed a motion to dismiss the complaint. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit (the “Second Lawsuit”) against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009, the Agreement was assigned by Harrah’s to Harrah’s Interactive.
On May 14, 2010, UIM lodged a First Amended Complaint, asserting a new

GIGAMEDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —
(Continued)
YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
claim for fraud in the inducement and abandoning its claim for a preliminary injunction. Separately, UIM asserted compulsory counterclaims within the Second Lawsuit on June 11, 2010 which mirrored those made in the Original Lawsuit. On June 29, 2010, the Court consolidated the Original Lawsuit and the Second Lawsuit.
On June 14, 2010, Everest Gaming Limited, a subsidiary of Everest Gaming, filed a complaint for trademark infringement against Harrah’s (the “Everest Complaint”), which was consolidated with the Original Lawsuit and Second Lawsuit on June 29, 2010 as well.
Harrah’s moved to dismiss all of UIM’s claims in the First Amended Complaint, UIM’s counterclaims, and the Everest Complaint. UIM opposed the Motion in writing and at the hearing held on the matter. The Court denied Harrah’s request in its entirety on September 15, 2010.
On January 27, 2011, Harrah’s lodged a First Amended Complaint, naming Mangas Gaming S.A.S and Mangas Everest S.A.S (“Mangas”) as new co-defendants and asserting new claims for: 1) tortious interference with contractual relations; 2) tortious interference with prospective economic advantage; 3) fraudulent transfer; and (4) unjust enrichment. Harrah’s demanded a jury trial on its tort claims, whereas the remainder of the trial is set for a bench trial based upon the Court’s July 7, 2010 ruling that the jury waiver within the Agreement was valid and enforceable.
We believe UIM will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that UIM will be successful in its claims against Harrah’s, including its claim for compensatory damages and/or attorney fees and costs.
On May 3, 2011, GigaMedia made a Motion to the Court for partial summary judgment on Harrah’s claims against it for tortious interference of contract and tortious interference with prospective economic advantage. On March 31, 2010, GigaMedia (through its subsidiary Internet Media Licensing Limited)

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purchased all issued and outstanding shares of common stock of UIM. Since GigaMedia enjoys a legal privilege to interfere in the contracts and actions of its wholly owned subsidiary, and since UIM has been, since March 31, 2010 a wholly owned subsidiary of GigaMedia, any interference by GigaMedia would enjoy immunity. We believe that GigaMedia is therefore entitled to summary judgment.
(c) Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (“Wang Ji”)
In early 2010, GigaMedia determined that changes in the leadership of its majority owned subsidiary T2CN were necessary to improve T2CN and GigaMedia’s online games business in the PRC. As a result of this restructuring of leadership, Wang Ji was to be moved from his role as the operating head of T2 Entertainment and T2 Technology to a high-level consulting position, or be given the board chairmanship role at T2CN. Originally, Wang Ji appeared to accept this change in position and did not object to the restructuring plans. T2CN started to implement the restructuring in early July 2010. However, at that time, Wang Ji refused to step down from his operating and executive roles at T2 Technology, J-Town Information (Shanghai) Co., Ltd. (“J-Town”) and T2 Entertainment. As a result, T2CN, as the sole shareholder of T2 Technology and J-Town, removed Wang Ji as a director of T2 Technology and J-Town on July 27, 2010. Wang Ji was also duly removed as a director of T2CN on July 29, 2010. On August 7, 2010, Wang Ji was removed as the legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed at a shareholders’ meeting of T2 Entertainment. On August 10, 2010, the newly appointed legal representatives of T2 Technology, J-Town and T2 Entertainment, together with their PRC legal advisers, went to the office premises to request that Wang Ji return all properties of T2 Technology, J-Town and T2 Entertainment in his possession, custody or control. At that time, the newly appointed legal representatives were forcibly removed from the office premises. Also, Wang Ji’s employment contract with T2 Technology was terminated on August 12, 2010.

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GigaMedia believes that Wang Ji currently has in his possession, among other things, the company seals, financial chops and business registration certificates of T2 Technology, J-Town and all of GigaMedia’s three VIEs T2 Entertainment, T2 Advertisement, and Jinyou (collectively “T2CN Operating Entities”). We also believe that Wang Ji has in his possession all documents, records and data and tangible property, including license agreements, trademark and domain name documentation, held in the offices of T2CN Operating Entities. The company seals, financial chops and business registration certificates of T2CN Operating Entities are necessary for the respective entities to, among other things, declare dividends and approve service fee payments to GigaMedia. These documents are necessary for GigaMedia to run its online games business in the PRC. Under PRC law, the company seals, financial chops and business registration certificates are essential for entering into contracts, conducting banking business, or taking official corporate action of any sort including registering any change to the composition of the board or management with the relevant PRC authorities.
Consequently, GigaMedia has not been able to register the resolutions removing Wang Ji from his position as a director of T2 Technology and J-Town and as the legal representative, executive director and manager of T2 Entertainment. As a result, Wang Ji has effectively usurped control over T2 Technology, J-Town and T2 Entertainment’s operations and accounts.
Each of T2 Technology, J-Town and T2 Entertainment as represented by the newly appointed legal representative have filed lawsuits against Wang Ji in the courts of the PRC from August 2010 through October 2010, seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates. Wang Ji’s appeals on the jurisdiction of the court in respect of the lawsuits filed by T2 Technology and J-Town were dismissed. Wang Ji has subsequently filed a motion seeking to stay the proceeding on the ground that he has filed a claim against GigaMedia and T2CN in the United States. In response to such motion, we submitted a written objection

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
to the court in May 2011. The court is now considering Wang Ji’s motion to stay and our objection but has not made any decision yet.
Wang Ji also filed a lawsuit against T2 Entertainment in August 2010 to challenge the validity of the shareholders’ resolution approving a transfer of the shares of T2 Entertainment held by Wang Ji. The lawsuit filed by T2 Entertainment represented by the newly appointed legal representative against Wang Ji is currently stayed pending resolution of the said lawsuit instituted by Wang Ji.
T2 Technology and T2 Entertainment represented by the newly appointed legal representative also filed a lawsuit against Wang Ji in Singapore in August 2010 for breach of fiduciary duty seeking to, among other things, recover the properties of T2 Technology and T2 Entertainment including the company seals, financial chops and business certificates, and monetary damages. T2 Technology and T2 Entertainment obtained a Mareva Injunction against Wang Ji freezing his assets in Singapore up to the amount of SGD$2 million (approximately $1.6 million). Wang Ji has filed his defense. Due to Wang Ji’s failure to comply with the timeline ordered by the court in producing evidence and supporting documentation referred to in his defense, T2 Technology and T2 Entertainment obtained a default judgment against Wang Ji in April 2011. Wang Ji has applied to set aside the default judgment, and the court procedures are proceeding accordingly.
Lawsuits against Wang Ji have also been filed by T2 Technology and T2 Entertainment in Hong Kong and the British Virgin Islands by T2CN respectively. The lawsuits assert a number of claims, including, breach of fiduciary duty and conversion, seeking to recover, among other things, the properties of T2 Technology and T2 Entertainment and monetary damages.
In November 2010, GigaMedia filed a lawsuit in the United States District Court for the Central District of California (the “California Action”) asserting a number of claims against the other shareholder of T2 Entertainment and GigaMedia’s former head of operations in the PRC, including, among others,

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tortious interference with contract, tortious interference with prospective economic advantage, fraud, aiding and abetting conversion and breach of oral contract. In these matters, GigaMedia is seeking to recover, among other things, monetary damages. Subsequently, Wang Ji filed a motion to intervene in the California Action in April 2011. In May 2011, Wang Ji filed an ex parte application to shorten the time with respect to the August 22, 2011 hearing date for his motion to intervene. We are currently preparing a response to oppose Wang Ji’s ex parte application. Hearing on the intervenors’ motion will be held in August 2011. Wang Ji also filed a complaint against GigaMedia and T2CN in the United States District Court for the Central District of California in April 2011. Wang Ji’s complaint was subsequently stricken by the court for failure to follow court rules.
While management continues to believe that its general legal position is sound, as a result of the increasing complexity of various ongoing litigations, it is now impractical for GigaMedia to estimate with any degree of certainty the timeline for the eventual resolution of the dispute or the likelihood of a successful outcome.
NOTE 29. SEGMENT INFORMATION
Segment data
Subsequent to the sale of our Internet access and service business in 2008, we realigned our reportable business segments. All income (loss) related to our Internet access and service business has been excluded from the reconciliation of our segment totals to the GigaMedia consolidated totals.
We have identified two reportable segments: an online gaming software and service business segment and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. Subsequent to the sale transaction with BetClic, we have accounted for our 40 percent percentage ownership interest in our gaming software and service business under the equity method accounting, and

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record gains or losses from our equity method investment in one line on our Consolidated Statement of Operations. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users.
Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.
Financial information for each reportable segment was as follows as of and for the years ended December 31, 2008, 2009, and 2010:

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Gaming	Asian online
	software and	game and
(in US$ thousands)	service	service	Total
2008:
Segment profit or loss:
Net revenue from external customers	$144,765	$45,604	$190,369

Income from operations	$36,360	$7,998	$44,358

Share-based compensation	$1,249	$547	$1,796

Impairment loss on prepaid licensing fees and intangible assets	$—	$1,524	$1,524

Interest income	$680	$367	$1,047

Interest expense	$7	$—	$7

Gains on sales of marketable securities	$—	$4	$4

Foreign exchange gain (loss)	$269	$(124)	$145

Loss on equity method investments	$—	$3,010	$3,010

Depreciation	$2,064	$1,080	$3,144

Amortization, including intangible assets	$1,704	$2,549	$4,253

Income tax expense	$743	$326	$1,069

Segment assets:
Equity method investments	$—	$75	$75

Additions to property, plant and equipment	$6,095	$1,585	$7,680

Additions to intangible assets	$3,953	$3,383	$7,336

Additions to goodwill	$—	$2,249	$2,249

Total assets	$132,631	$130,327	$262,958

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Gaming	Asian online
	software and	game and
(in US$ thousands)	service	service	Total
2009:
Segment profit or loss:
Net revenue from external customers	$112,694	$46,887	$159,581

Income (loss) from operations	$7,472	$(34,649)	$(27,177)

Share-based compensation	$501	$931	$1,432

Impairment loss on prepaid licensing fees and intangible assets	$212	$22,787	$22,999

Impairment loss on property, plant and equipment	$—	$777	$777

Impairment loss on goodwill	$—	$14,103	$14,103

Interest income	$242	$129	$371

Interest expense	$—	$—	$—

Foreign exchange gain (loss)	$521	$(114)	$407

Loss on equity method investments	$—	$87	$87

Impairment loss on marketable securities and investments	$—	$13,719	$13,719

Depreciation	$2,279	$1,500	$3,779

Amortization, including intangible assets	$2,027	$3,120	$5,147

Income tax expense (benefit)	$871	$(101)	$770

Segment assets:
Equity method investments	$—	$222	$222

Additions to property, plant and equipment	$2,731	$2,929	$5,660

Additions to intangible assets	$5,793	$2,307	$8,100

Additions to goodwill	$—	$—	$—

Total assets	$145,776	$111,354	$257,130

The assets of our gaming software and service business segment are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Gaming	Asian online
	software and	game and
(in US$ thousands)	service	service	Total
2010:
Segment profit or loss:
Net revenue from external customers	$25,820	$38,862	$64,682

Income (loss) from operations	$78	$(31,554)	$(31,476)

Share-based compensation	$80	$342	$422

Impairment loss on prepaid licensing fees and intangible assets	$—	$2,200	$2,200

Impairment loss on property, plant and equipment	$—	$278	$278

Impairment loss on goodwill	$—	$2,255	$2,255

Impairment loss on deconsolidation of T2CN	$—	$22,234	$22,234

Interest income	$83	$438	$521

Interest expense	$1	$59	$60

Foreign exchange gain (loss)	$(29)	$91	$62

Loss on equity method investments — net	$9,768	$11,002	$20,770

Impairment loss on marketable securities and investments	$—	$4,677	$4,677

Depreciation	$—	$1,556	$1,556

Amortization, including intangible assets	$—	$2,696	$2,696

Income tax expense	$6,445	$1,118	$7,563

Segment assets:
Equity method investments	$44,472	$20,923	$65,395

Additions to property, plant and equipment	$1,209	$1,534	$2,743

Additions to intangible assets	$1,198	$1,114	$2,312

Additions to goodwill	$—	$12,188	$12,188

Total assets	$168,671	$76,679	$245,350

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

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The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2008	2009	2010
Income (loss) from operations:
Total segments	$44,358	$(27,177)	$(31,476)
Adjustment*	(6,255)	(12,884)	(16,220)

Total GigaMedia consolidated	$38,103	$(40,061)	$(47,696)

Share-based compensation
Total segments	$1,796	$1,432	$422
Adjustment*	909	1,845	2,592

Total GigaMedia consolidated	$2,705	$3,277	$3,014

Impairment loss on prepaid licensing fees and intangible assets:
Total segments	$1,524	$22,999	$2,200
Adjustment*	—	3	—

Total GigaMedia consolidated	$1,524	$23,002	$2,200

Impairment loss on property, plant and equipment:
Total segments	$—	$777	$278
Adjustment*	—	473	—

Total GigaMedia consolidated	$—	$1,250	$278

Interest income:
Total segments	$1,047	$371	$521
Adjustment*	413	61	435

Total GigaMedia consolidated	$1,460	$432	$956

Interest expense:
Total segments	$7	$—	$60
Adjustment*	969	390	310

Total GigaMedia consolidated	$976	$390	$370

Gain (loss) on sales of marketable securities:
Total segments	$4	$—	$—
Adjustments*	369	—	—

Total GigaMedia consolidated	$373	$—	$—

Foreign exchange gain (loss):
Total segments	$145	$407	$62
Adjustments*	95	(239)	(668)

Total GigaMedia consolidated	$240	$168	$(606)

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(in US$ thousands)	2008	2009	2010
Impairment loss on marketable securities and investments:
Total segments	$—	$13,719	$4,677
Adjustment*	—	2,024	—

Total GigaMedia consolidated	$—	$15,743	$4,677

Depreciation:
Total segments	$3,144	$3,779	$1,556
Adjustments*	177	579	536

Total GigaMedia consolidated	$3,321	$4,358	$2,092

Amortization:
Total segments	$4,253	$5,147	$2,696
Adjustments*	34	72	83

Total GigaMedia consolidated	$4,287	$5,219	$2,779

Income tax expense:
Total segments	$1,069	$770	$7,563
Adjustments*	—	(253)	(303)

Total GigaMedia consolidated	$1,069	$517	$7,260

Additions to property, plant and equipment:
Total segments	$7,680	$5,660	$2,743
Adjustments**	1,134	101	1,041

Total GigaMedia consolidated	$8,814	$5,761	$3,784

Additions to intangible assets:
Total segments	$7,336	$8,100	$2,312
Adjustments**	309	707	5

Total GigaMedia consolidated	$7,645	$8,807	$2,317

Total assets:
Total segments	$262,958	$257,130	$245,350
Adjustment**	53,835	3,051	22,239

Total GigaMedia consolidated	$316,793	$260,181	$267,589

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the Internet access and service business segment and eliminations.

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YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
Major Customers
No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.
Geographic Information
Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2008	2009	2010
Canada	$144,765	$112,694	$25,820
Taiwan	20,932	24,869	19,449
PRC	19,652	18,318	9,885
Hong Kong	4,964	3,700	4,026
Singapore	—	—	3,702
Malaysia	—	—	1,603
Others	56	—	197

Total	$190,369	$159,581	$64,682

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2008	2009	2010
Taiwan	$4,118	$3,642	$3,130
Canada	2,264	—	—
PRC	1,734	1,920	921
United States	4,642	—	—
Hong Kong	710	427	213
Singapore	—	—	902
Malaysia	—	—	20
Other	—	—	115

Total	$13,468	$5,989	$5,301

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Long-lived assets of our gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in our Consolidated Balance Sheets.
NOTE 30. SUBSEQUENT EVENTS
On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia may repurchase up to $11 million worth of its issued and outstanding shares beginning on June 1, 2011. The repurchases will be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan. The repurchases will be subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases will depend upon market conditions, the trading price of GigaMedia’s shares and other factors. We expect to implement this share repurchase program in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. GigaMedia’s board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and size. We plan to fund the repurchases made under this program from GigaMedia’s available cash balance. In addition, we plan to cancel all repurchased shares.